

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 24, 2007

Roland O. Burns
Senior Vice President and Chief Financial Officer
Bois d' Arc Energy, Inc.
600 Travis Street, Suite 5200
Houston, Texas 77002

> **Re: Bois d' Arc Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-32494**

Dear Mr. Burns:

        We have reviewed your response letter and filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2006

General

1.   In your next response letter to us, please provide the representations requested at the end of our comment letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 38

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 40

2.   In your response to comment three from our letter dated June 26, 2007 you indicate that future filings may include reconciliations of computations including and excluding the identified amounts. Please note that it appears that this would result in the presentation of a non-GAAP measure and would require compliance

with Item 10(e) of Regulation S-K. Given that the adjustments relate to the impact of hurricanes, particular attention should be given to Item 10(e)(1)(ii)(B) of Regulation S-K. Also, refer to the guidance provided in the answer to Question 8 in the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" which can be found at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Roland O. Burns
Bois d' Arc Energy, Inc.
July 24, 2007
Page 3

Sincerely,

Brad Skinner
Sr. Assistant Chief Accountant